82-2861

SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8º Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS
CORPORACION

02015825

SUPPL

By FEDEX

March 7, 2002.

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

RECEIVED MAR 07 2002 143

To whom it may concern

Attached you could find a copy with the Preliminary Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter, 2001.

Please, confirm the reception of this information with Alejandra González to the e-mail address aglz@sanluiscorp.com.mx or by telephone to the number (525)229-5800 Ext.5635

If you have any question or comment, do not hesitate to contact me

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

Best Regards

Alejandra González
SANLUIS Corporación, S.A. de C.V.

dlw 3/14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** Quarter: **4** Year: **2001**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**8,213,089**	**100**	**8,778,884**	**100**
2	**CURRENT ASSETS**	**1,278,643**	**16**	**1,848,257**	**21**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	203,568	2	477,609	5
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	488,938	6	521,902	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	132,629	2	300,123	3
6	INVENTORIES	364,362	4	436,700	5
7	OTHER CURRENT ASSETS	89,146	1	111,923	1
8	**LONG-TERM**	**320,715**	**4**	**334,070**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	99,757	1	84,293	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	89,809	1	95,858	1
11	OTHER INVESTMENTS	131,149	2	153,919	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**5,604,723**	**68**	**5,718,775**	**65**
13	PROPERTY	1,632,508	20	1,554,261	18
14	MACHINERY AND INDUSTRIAL	4,534,891	55	4,464,535	51
15	OTHER EQUIPMENT	1,444,281	18	1,537,610	18
16	ACCUMULATED DEPRECIATION	2,389,211	29	2,267,245	26
17	CONSTRUCTION IN PROGRESS	382,254	5	429,614	5
18	**DEFERRED ASSETS (NET)**	**1,009,008**	**12**	**877,782**	**10**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,714,745**	**100**	**6,760,751**	**100**
21	**CURRENT LIABILITIES**	**3,047,727**	**45**	**2,652,338**	**39**
22	SUPPLIERS	732,229	11	651,803	10
23	BANK LOANS	1,814,987	27	1,531,350	23
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	13,252	0	20,698	0
26	OTHER CURRENT LIABILITIES	487,259	7	448,487	7
27	**LONG-TERM LIABILITIES**	**3,553,216**	**53**	**3,688,473**	**55**
28	BANK LOANS	3,537,438	53	3,665,530	54
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	15,778	0	22,943	0
31	**DEFERRED LOANS**	**0**	**0**	**398,615**	**6**
32	**OTHER LIABILITIES**	**113,802**	**2**	**21,325**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,498,344**	**100**	**2,018,133**	**100**
34	**MINORITY INTEREST**	**938,704**	**63**	**991,459**	**49**
35	**MAJORITY INTEREST**	**559,640**	**37**	**1,026,674**	**51**
36	**CONTRIBUTED CAPITAL**	**1,983,900**	**132**	**1,983,900**	**98**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	806,772	54	806,772	40
39	PREMIUM ON SALES OF SHARES	1,155,144	77	1,155,144	57
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,424,260)**	**(95)**	**(957,226)**	**(47)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,904,725	327	4,719,840	234
43	REPURCHASE FUND OF SHARES	466,640	31	466,640	23
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(6,905,310)	(461)	(6,328,592)	(314)
45	NET INCOME FOR THE YEAR	109,685	7	184,886	9

02/01/1999 13:01

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**203,568**	**100**	**477,609**	**100**
46	CASH	198,423	97	166,447	35
47	SHORT-TERM INVESTMENTS	5,145	3	311,162	65
18	**DEFERRED ASSETS (NET)**	**1,009,008**	**100**	**877,782**	
48	AMORTIZED OR REDEEMED EXPENSES	313,542	31	349,077	40
49	GOODWILL	512,386	51	513,978	59
50	DEFERRED TAXES	154,207	15	0	0
51	OTHERS	28,873	3	14,727	2
21	**CURRENT LIABILITIES**	**3,047,727**	**100**	**2,652,338**	
52	FOREING CURRENCY LIABILITIES	2,699,015	89	2,321,462	88
53	MEXICAN PESOS LIABILITIES	348,712	11	330,876	12
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**487,259**		100 **448,487**	
57	OTHER CURRENT LIABILITIES WITH COST	5,151	1	4,023	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	482,108	99	444,464	99
27	**LONG-TERM LIABILITIES**	**3,553,216**	**100**	**3,688,473**	
59	FOREING CURRENCY LIABILITIES	3,553,216	100	3,688,473	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**15,778**	**100**	**22,943**	
63	OTHER LOANS WITH COST	15,778	100	22,943	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**398,615**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	398,615	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**113,802**	**100**	**21,325**	
68	RESERVES	113,802	100	21,325	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(6,905,310)**		100 **(6,328,592)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(105,957)	(2)	(105,957)	(2)
71	INCOME FROM NON-MONETARY POSITION	(6,799,353)	(98)	(6,222,635)	(98)

05/01/199 13:01

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 4 YEAR: 2001

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(1,769,084)	(804,081)
73	PENSIONS FUND AND SENIORITY	14,351	36,015
74	EXECUTIVES (*)	21	24
75	EMPLOYERS (*)	1,485	1,513
76	WORKERS (*)	5,237	5;378
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

29/01/199 13:01

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SANLUIS QUARTER: 4 YEAR 2001

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,750,113**	**100**	**5,373,601**	**100**
2	COST OF SALES	3,633,348	76	3,967,604	74
3	**GROSS INCOME**	**1,116,765**	**24**	**1,405,997**	**26**
4	OPERATING	839,343	18	706,272	13
5	**OPERATING**	**277,422**	**6**	**699,725**	**13**
6	TOTAL FINANCING	251,737	5	201,507	4
7	**INCOME AFTER FINANCING COST**	**25,685**	**1**	**498,218**	**9**
8	OTHER FINANCIAL OPERATIONS	87,693	2	46,886	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(62,008)**	**(1)**	**451,332**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(205,527)	(4)	76,249	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**143,519**	**3**	**375,083**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(50,246)	(1)	4,036	0
13	**CONSOLIDATED NET INCOME OF**	**93,273**	**2**	**379,119**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**93,273**	**2**	**379,119**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	40,173	1	186,323	3
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**53,100**	**1**	**192,796**	**4**
19	NET INCOME OF MINORITY INTEREST	(56,585)	(1)	7,910	0
20	**NET INCOME OF MAJORITY INTEREST**	**109,685**	**2**	**184,886**	**3**

29/01/199 13:01

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,750,113**	**100**	**5,373,601**	**100**
21	DOMESTIC	1,145,156	24	1,225,639	23
22	FOREIGN	3,604,957	76	4,147,962	77
23	TRANSLATED INTO DOLLARS (***)	497,202	10	522,063	10
6	**TOTAL FINANCING COST**	**251,737**	**100**	**201,507**	**100**
24	INTEREST PAID	654,937	260	631,195	313
25	EXCHANGE LOSSES	0	0	53,425	27
26	INTEREST EARNED	55,973	22	96,332	48
27	EXCHANGE PROFITS	125,678	50	0	0
28	GAIN DUE TO MONETARY POSITION	(221,549)	(88)	(386,781)	(192)
8	**OTHER FINANCIAL OPERATIONS**	**87,693**	**100**	**46,886**	**100**
29	OTHER NET EXPENSES (INCOME) NET	87,693	100	46,886	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(205,527)**	**100**	**76,249**	**100**
32	INCOME TAX	23,200	11	32,581	43
33	DEFERED INCOME TAX	(256,802)	(125)	26,829	35
34	WORKERS' PROFIT SHARING	12,894	6	28,922	38
35	DEFERED WORKERS' PROFIT SHARING	15,181	7	(12,083)	(16)

27/02/2002 13:01

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,929,762	5,566,408
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,750,113	5,373,601
39	OPERATION INCOME (**)	277,422	699,725
40	NET INCOME OF MAYORITY INTEREST(**)	109,685	184,886
41	NET CONSOLIDATED INCOME (**)	53,100	192,796

29/01/199 13:01

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**53,100**	**192,796**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	15,271	655,485
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**68,371**	**848,281**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	209,335	(341,881)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**277,706**	**506,400**
6	CASH FLOW FROM EXTERNAL FINANCING	(20,525)	32,303
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(20,525)**	**32,303**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(531,222)**	**(675,421)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(274,041)	(136,718)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	477,609	614,327
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	203,568	477,609

01/01/1999 13:01

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**15,271**	**655,485**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	400,251	405,652
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(193,605)	44,776
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(191,375)	205,057
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**209,335**	**(341,881)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	32,964	46,834
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	72,338	(23,649)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	190,271	(243,655)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	80,426	(49,113)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(166,664)	(72,298)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(20,525)**	**32,303**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	(186,115)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(170,185)	(274,692)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	155,695	569,797
27	(-) BANK FINANCING AMORTIZATION	0	(71,581)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(6,035)	(5,106)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(531,222)**	**(675,421)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(209,123)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(485,221)	(369,416)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(46,001)	(96,882)

01/01/1999 13:01

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	1.12 %	3.59 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.60 %	18.01 %
3	NET INCOME TO TOTAL ASSETS (**)	0.65 %	2.20 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	417.23 %	200.62 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.58 times	0.61 times
7	NET SALES TO FIXED ASSETS (**)	0.85 times	0.94 times
8	INVENTORIES ROTATION (**)	9.97 times	9.09 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32 days	30 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.19 %	12.08 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	81.76 %	77.01 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	4.48 times	3.35 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	93.11 %	88.89 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	63.40 %	64.50 %
15	OPERATING INCOME TO INTEREST PAID	0.42 times	1.11 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.71 times	0.79 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.42 times	0.70 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.30 times	0.53 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.19 times	0.27 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	6.68 %	18.01 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	1.44 %	15.79 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.41 %	(6.36) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.42 times	0.80 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	91.34 %	54.69

01/01/1999 13:01

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.46	$	0.74
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.59	$	0.96
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.50	$	1.59
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.21	$	0.49
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	2.46	$	4.50
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		2.97 times		4.18 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		8.97 times		4.19 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

01/01/1999 13:01

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE No. 82-2867

STOCK EXCHANGE CODE**SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

SANLUIS Corporación S.A. de C.V.
Results for the 4th Quarter 2001
(Millions of US dollars)

MEXICO CITY February 27, 2002. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), a Mexican industrial group that manufactures auto parts and mines silver and gold, today reported results for the twelve months ended December 31, 2001.

Restructuring

Highlights

Since it missed a payment to its creditors on September [20], 2001, SANLUIS has effected a moratorium on the payment of its financial obligations while it negotiates with creditors to various entities in the group of SANLUIS and its consolidated subsidiaries (together, the "Group") for the restructuring of their indebtedness.
SANLUIS has made progress in negotiations with some operating company creditors, as further described below. Once SANLUIS has reached agreement as to the terms of a restructuring with most of these creditors, it will be in a position to address the indebtedness of the parent company that is currently in default.

On November 15 and 16, 2001, SANLUIS met with its parent company creditors, including holders of Eurobonds and Euro Commercial Paper, and outlined its plans to address its financial situation. At that meeting, SANLUIS advised the parent company creditors that its first priority is to work with the creditors of its operating companies to restructure their indebtedness. SANLUIS is initially focusing on the operating companies to ensure that they can continue to operate as ongoing and viable businesses, and reaching agreement on such operating company restructurings is essential before SANLUIS can make meaningful progress on a restructuring of the parent company's indebtedness.

Since the announcement of the parent company payment moratorium in September, the Group has received widespread support from its principal stakeholders, and has been able to continue to service customers and obtain product from suppliers.

SANLUIS is working with existing creditors to the Suspension Group and the Mining Group to ensure that it can continue to serve its customers and to satisfy its obligations to its vendors, employees and other stakeholders. A substantial majority of the Suspension Group's creditors has agreed to a standstill on action in respect of the indebtedness they hold while a long-term restructuring is being negotiated, and most of the rest of the Suspension Group's creditors have agreed to roll over or extend the maturities of their indebtedness while this group seeks to agree on a long-term restructuring of its indebtedness. A substantial majority of the Mining Group's creditors (including all of its unsecured creditors) has likewise agreed to roll over or extend the maturities of their indebtedness while this group restructures its indebtedness.

On December 21, 2001, a restructuring agreement was signed with the lenders of

the Brake business and the financial commitments of Hendrickson Rassini were also restructured.

Finance

Highlights

The Brake business increased its sales 19.6% over the previous year when it reached total sales of US $85.5 million during 2001.
Sales and EBITDA of the Group in the fourth quarter were US $127.7 million and US $12.3 million, respectively.
On an annual basis sales of the Group were US $ 497.3 million and EBITDA was US $ 70.9 million.

Total debt at the end of the fourth quarter was US $586.0 million. This amount includes US $46.5 million of equity, interest rate and foreign exchange swaps that were terminated during the fourth quarter. As of the end of the fourth quarter, SANLUIS expected that certain other equity and interest rate swaps would be terminated during the following quarter (Q1 2002). SANLUIS expects that the cost to it of these terminations will be substantially less than of those terminated in the fourth quarter.

Interest payments coming due during the fourth quarter but not paid in the amount of US $17.8 million were recognized in the income statement as interest paid but, since the payments were not disbursed it was necessary to create a reserve account in the balance sheet for the same amount.

On December 21, 2002, substantially all of the existing indebtedness of the Brake business was restructured. In this restructuring, existing defaults were waived and permitted leverage ratios were increased .

Also in December, a new credit for a total of US $ 6.0 million was formalized for the Hendrickson Rassini joint venture, which was entirely used to refinance existing debt under terms more favorable to Hendrickson Rassini. This refinancing waived existing defaults and extended maturities on principal that had been due in September 2001 by approximately 15 months, without an increase in interest rate.

No new indebtedness was incurred and no new money was raised in either of these transactions.

Capital Expenditures

Capital expenditures in the fourth quarter were US $8.6 million, of which US $6.7 million were in the Auto Parts Division and US $1.9 million were in the Mining Division. For the full year total investments were US $53.1 million, of which US $43.4 million were in the Auto Parts Division and US $9.7 million were in the Mining Division.

Automotive Industry Environment Fourth Quarter 2001

Automobile sales in the U.S.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

During the fourth quarter production remained at nearly the same levels as the previous quarter while output fell by 0.4%. (See graph below) This reduction occurred basically after the September events, which negatively influenced October's production. During November and December production in the industry experienced a gradual recovery.

The OEMs' aggressive incentive programs implemented during the fourth quarter made it possible to boost sales to very high levels, which made 2001 the second best year in sales in the history of the United States. However, production for the year fell to the lowest annual level since 1993.

At year's closing inventory was at normal levels. But, taking into account the incentives and discounts offered during the last months of 2001 it is anticipated that some sales that would otherwise have been realized in the first half of 2002 were instead realized during the last quarter of 2001. Consequently, the first months of 2002 could turn out to be weak in sales as well as production.

Results for the fourth quarter 2001 were affected by:

Production cutbacks by OEMs. (1.2% fourth quarter vs. fourth quarter)
Aggressive efforts by clients to reduce prices.
Lower prices for gold and silver.
Strength of the peso. The peso appreciated 4.5% during 2001: the exchange rate was 9.60 one year ago and closed at 9.17 at year end. The increase in the value of the peso in inflation-adjusted terms was even greater, as the CPI rose 4.7% over the same period. The combined negative impact of 9.2% is even more damaging in the case of SANLUIS, as 84% of our sales are invoiced in dollars while only 56% of our costs are dollar-based.

SANLUIS Rassini

SANLUIS Rassini produces suspensions and brake components for the global automotive industry, with a principal focus on original equipment manufacturers (OEMs).

Suspension products include leaf springs (parabolic and multi-leaf), coil springs, torsion bars, bushings, and stabilizer bars. The Brake Division produces drums, rotors, and hubs.

SANLUIS Rassini has a 90% share of the Mexican market for light truck suspensions and a 62% share of the U.S. and Canadian market. The Division's solid and diversified client base includes General Motors, Ford, DaimlerChrysler, Nissan, Nummi, Navistar, Volkswagen, and Toyota.

SANLUIS Rassini's sales were US $111.8 million in the fourth quarter, a 4.0% decrease from the fourth quarter 2000. EBITDA was US $7.0 million, as compared to US $20.3 million in the same period last year. For full year 2001 SANLUIS Rassini's sales were US $435.3 million, a decrease of 7.0% compared with 2000. For 2001 EBITDA was US $49.1 million.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

The Suspension business was notified that some of the new contracts that were scheduled to start in 2002 were postponed by the OEMs due to delayed platform launches. The GMT-355 was delayed until 2004 and Ford P-221 until 2003. These two additional sales represented incremental sales in their first phase of approximately US $22 million.

Sales of brake components in the fourth quarter were US $22.8 million, 7.6% higher than the same period in 2000. For full year 2001 sales were US $85.5 million, or 19.6% higher than in 2000.

The Brake contracts (U-222 and GMT-560) whose launches had previously been delayed began production recently.

Our Brazilian subsidiary produces multi-leaf springs, which account for 80% of sales, and coil springs, which account for 20% of sales. The company has approximately 65% of the Brazilian market for leaf springs and approximately 20% of the market for coil springs. Brazilian sales in the fourth quarter were US $7.8 million. For the 12 months ended last December sales in Brazil were US $ 38.4 million, or 15.0% lower than the previous year. It is important to note that Brazilian results expressed in U.S. dollars were sharply affected by the 20.5% devaluation of the real over the last 12 months (1.95 vs. 2.35). Most of our sales in Brazil are to the local market.

Luismin

Fourth quarter 2001 results for Luismin were lower than those achieved in the same period last year due principally to a reduction in the average realized sales price of gold, from US $294.3 dollars per ounce to US $287.6. This was, however, 3.3% above the average market price due to successful hedging operations.

The average realized sales price for silver was US $ 4.46 per ounce in the fourth quarter, 18.9% below the average price realized in the same period last year, but 4.0% above the average market price of US $4.29.

Luismin had annual sales of US $62.0 million and an EBITDA of US $ 21.8 million. These results include a non-recurring gain of US $9.5 million obtained during the second half of 2001. In the fourth quarter sales of the Mining Division were US $15.9 million and EBITDA was US $5.2 million.

Luismin produced approximately 25.8 thousand ounces of gold and 1.503 million ounces of silver during the quarter. Annual production was a total of 98.0 thousand ounces of gold and 5.8 million ounces of silver.

Average production costs of US $200.1 per gold equivalent ounce in the fourth quarter were 2.9% lower than in the same period last year (calculated according to the methodology of the Gold Institute Standard). This shows the continued improvements in productivity at Luismin, which successfully counteracted the increase in peso costs noted above. As a result of continuous improvements in productivity and good cost controls, Luismin is a financially self-sufficient business.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

SANLUIS Corporación, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER, 2001

NOTE 1 - COMPANY OPERATIONS:

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries ("the company") are engaged in two main businesses: auto parts and mining.

The company's main subsidiaries are the following:

- SANLUIS Rassini Autopartes, S. A. de C. V. holds the shares of Rassini, S. A. de C. V. and subsidiaries, Suspensiones Rassini, S. A. de C. V., Hendrickson Rassini, S. A. de C. V. and Corporación Sudamericana, S.A. de C.V. and subsidiaries, which are engaged in the manufacturing and distribution of leaf-springs, coil-springs and torsion bars and other components for automobile suspensions, and Fundimak, S. A. de C. V. and subsidiaries, which are engaged in the manufacture of brake components.

- Minas Luismin, S. A. de C. V. ("Minas Luismin") holds the shares of Minas Sanluis, S. A. de C. V., Desarrollos Mineros del Pacífico, S. A. de C. V. and other mining companies, which are engaged in the exploration, exploitation and processing of gold and silver.

- Administración y Control Sanluis, S. A. de C. V. holds the shares of various companies which provide administrative services to the group.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below.

a. Accounting for effects of inflation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants ("MIPA"), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

Inventory and cost of sales are restated using replacement costs.

Machinery and equipment of foreign origin are restated on the basis of the devaluation of the Mexican peso against foreign currencies, applying an inflation factor for the country of origin. Property, plant and equipment of local origin are restated by applying a factor derived from the National Consumer Price Index ("NCPI").

The components of stockholders' equity are restated by using factors derived from the NCPI.

The cumulative loss from holding nonmonetary assets (the net difference between: (i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedure described in the previous paragraphs of this note, and (ii) adjustments to the related historical costs based on the NCPI), is included in stockholders' equity.

The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

Inflation Rate:

The NCPI used to the recognition of the effects of the inflation, according to the MIPA, was 352.4413, resulting an accumulated inflation of 4.70%

Exchange Rate:

At the date of the report, the exchange rate was Ps9.1692 to the US dollar

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments as cash equivalents and states them at market value.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Mineral concentrates - At the most recent cost of extraction or foundry.
- Finished products (leaf-springs, torsion bars, brake components, etc.) at the most recent production cost, and raw materials and operating materials at the most recent purchase price.

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

Property, plant and equipment are restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

Costs incurred in the development and preparation for extraction of mineral reserves are capitalized and depleted on the units of production method based on proven ore reserves. These amounts are restated by applying factors derived from the NCPI to its original cost.

f. Investment in affiliates

Investment in affiliates in which the company owns more than 20% but less than 50% interest are accounted for under the equity method.

g. Goodwill

The excess of cost over the book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over twenty years and restated by applying factors derived from the NCPI to historical value.

h. Exploration and development costs

Exploration and development costs for mines in operation are charged to income in the year in which they are incurred, since they are considered to be a necessary expense for mining operations to continue. In undeveloped areas, exploration and development costs are considered as cash disbursements made to create the necessary conditions for the mine to be exploitable, and are therefore capitalized and included in property, plant and equipment. When exploration does not give rise to commercially exploitable deposits, overall expenditures are charged to income of the year in which this fact is determined.

The company restates deferred exploration costs for the effects of inflation once such costs are reclassified to mine development costs upon the commencement of mine development activities.

i. Trademarks

Trademarks are recorded at acquisition cost and restated by applying factors derived from the NCPI. The related amortization is calculated by the straight-line method over ten years.

j. Deferred start-up costs

Deferred start-up costs for new product lines, which include training, reworks, prototypes, advisory services, etc., are recorded at acquisition cost and are restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over ten years.

k. Seniority premiums

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals

based on actuarial studies using the projected unit credit method.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which such amounts become payable.

l. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress as part of comprehensive financing cost.

The equity method of foreign affiliates, mainly located in Brazil, is calculated following the provisions established by Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity.

m. Derivative financial instruments

Minas Luismin uses short-term and medium-term hedging contracts to reduce the risk of adverse movements in the market price of gold and silver. Hedging transactions entered into by Minas Luismin may take the form of spot deferred contracts, forward sales or future contracts and option programs (matching long put options and short call options) that fix the price range for a specified volume of gold or silver. Gains and losses of forward sales, spot deferred contracts, future contracts and options are not recognized in income until the related production is sold.

Some subsidiaries have entered into interest rate swap contracts to exchange floating interest rates for fixed rates, mainly the LIBOR. These transactions are intended to cover some variable interest rates to fixed interest rates, and the amounts paid or received on interest rate agreements are amortized over the life the related debt as interest expense.

Since most of the company's income is denominated in US dollars and a significant portion of its operating expenses is denominated in Mexican pesos, the company has also entered into forward currency exchange contracts to raise funds in pesos.

n. Earnings per share

Earnings per share are computed according to Statement B-14 "Earnings per

Share", by dividing the income of majority shareholders by the weighted average number of shares outstanding. Earnings per share computations of Series "D" shares include the right to additional dividends.

o. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affects the amounts reported in the financial statements. Actual results could differ from those estimates.

NOTE 3 - SHORT-TERM AND LONG-TERM DEBT:

Eurobonds Due 1998

In March 1998, SANLUIS completed a public offering of US$200 million which is the principal amount of its 8.875% Eurobonds due March 18, 2008 with a Put Option for the bondholders on March 18, 2003, and interest payable semiannually. The indenture limits the payment of dividends and the disposal of assets and includes certain other restrictions and limitations with respect to additional indebtedness. Certain covenants are effective if the company exceeds a specific amount of indebtedness.

On September 18, 2001, SANLUIS defaulted on a US$8.8 million interest payment. This default can accelerate the payment of principal. No notice of acceleration has been given to SANLUIS as of the date of issuance of the financial statements.

Euro Commercial Paper

SANLUIS has a revolving credit facility for the issuance of "Euro Commercial Paper" of up to US$300 million. At the date of the financial statements is restricted to be used. At the date of the financial statements, US$77.5 million has been drawn down and was due. As with the Eurobonds, no notice of acceleration has been given to SANLUIS as of the date of issuance of the financial statements.

Securitization of future export sales receivable

In April 2000, Rassini, S.A. de C.V. completed a securitization of US$ 175 million dollars, backed by the export accounts receivable originating from the Company's long-term contracts with leading OEMs such as Ford Motor Co., DaimlerChrysler., AG, Nissan North America Inc. Y Toyota Motor Manufacturing North America, Inc. The interest rate on the securitization is Libor plus a variable spread. The issue has a life of 5 years, with one year of grace.

On October 17, 2001, the company and the banks entered into a short-term "Standstill and Waiver Agreement" (Standstill) pursuant to which they agreed to waive certain defaults. After several renewals, the validity of the

Standstill has been extended through March 17, 2002. The banks have agreed to defer the principal payments scheduled for November 25, 2001, December 25, 2001, January 25, 2002 and February 25, 2002. Rassini continues to make interest payments and has delivered to the lenders a summary of terms and conditions under which it intends to achieve a definitive restructuring agreement.

In view of the temporary stoppage of the Eurobond interest, due to the orderly debt restructuring process that was initiated with the company's lenders, as well as the "Standstill Agreement" reached in the syndicated US $175 million credit in Rassini, S.A. de C.V. in which was granted a temporary waiver of certain financial covenants, the third quarter 2001 reported financial statements reflect the liabilities described above as long term liabilities according to the normal originally scheduled maturities.

Syndicated Loan of Fundimak

On December 31, 2000, Fundimak enter into a Syndicated Loan of up to US$40 million. The proceeds shall be applied to finance the expansion of the plants of Fundimak's subisidaries. The principal amount of the loan shall be repaid in forty-two monthly installments.

Due to the softening in the US economy and the significant reduction experienced in the production of the North American automotive industry, as well as the delay in the launching of new contracts granted to Fundimak, S.A. de C.V. (subsidiary of Rassini Autopartes), the company breached certain financial covenants included in the US $40 million syndicated credit, on December 21, 2001, the company and the banks agreed to amend the loan agreement and waive the covenant violations as of September 30, and December 31, 2001.

Syndicated loan of Minas Luismin

In December 1996, Lusimin sold for US$40 million its existing and future receivables from sales under certain long-term contracts to sell dore bullion to Barclays' Bank. The loan is repayable in installments from January 1998 to December 2002 and can be prepaid in whole or in part at par at any time. Interest is at LIBOR plus 225 basis points but Luismin has entered into an interest-rate swap that fixes the interest cost for US$5 million principal amount at 8.37%.

Early termination of derivative operations with JP Morgan Chase Bank (Chase)

SANLUIS entered into certain derivatives transactions with Chase, which included equity swaps, interest rate swaps and dollar-peso swaps. On October 4, 2001, Chase exercised its rights under the terms of the transactions and designated October 1, 2001 as the early termination date, demanding payment from SANLUIS. Pursuant to an agreement dated October 18, 2001, SANLUIS and Chase agreed a net aggregate amount of US$46.5 million payable by SANLUIS in respect of the termination of the foregoing transactions.

NOTE 4 - RETIREMENT BENEFIT PLANS:

Plan benefits established by pension plans for employees of the company's subsidiaries are based primarily on the employees' years of service and remuneration at retirement date.

NOTE 5 - STOCKHOLDERS' EQUITY:

The company's Series "A" (which can only be acquired by Mexicans) and "B" shares have full voting rights. Series "C" shares have no voting rights, and Series "D" shares have limited voting rights and are convertible to Series "A" shares on November 30, 2004. Additionally, Series "D" shares have the right to receive a cumulative preferred dividend of Ps0.0048 per share, equivalent to 5% of the theoretical value of the shares. If dividends are paid to the other series of shares, Series "D" shares are entitled to a dividend equal to 130% of the amount paid in respect of the Series "A", "B" and "C" shares.

The authorized variable portion of the capital stock has a limit of ten times the fixed minimum.

NOTE 6 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries.

Taxable income differs from financial pre-tax loss mainly because: (i) the immediate tax deduction of inventory purchases and exploration expenses, (ii) the gain on monetary position, and (iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

As from 1999, the Mexican Income Tax Law changed the regulations for tax consolidation purposes by limiting consolidation to 60% of the share participation (previously 100%).

NOTE 7 - DEFERRED TAXES:

Beginning January 1, 2000 the company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing" issued by the MIPA. Under this statement, deferred taxes are initially recognized, for all differences between the book and tax values of the assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.
###

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES						
2	ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	,244,471,244	99.99	1,244,471	256,962
3	MINAS LUISMIN, S.A. DE C.V.	TENEDORA	,351,056,746	99.99	1,351,057	1,128,235
4	SANLUIS RASSINI AUTOPARTES, S.A. DE C.V.	TENEDORA	,724,058,730	99.99	1,724,059	2,180,699
TOTAL INVESTMENT IN SUBSIDIARIES					**4,319,587**	**3,565,896**
ASSOCIATEDS						
1	BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	337,610	49.00	31,335	89,809
			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**31,335**	**89,809**
OTHER PERMANENT INVESTMENTS						**131,149**
TOTAL						**3,786,854**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	572,656	48,651	524,005	899,466	282,864	1,140,607
MACHINERY	2,495,862	567,832	1,928,030	2,039,029	931,175	3,035,884
TRANSPORT EQUIPMENT	35,632	11,342	24,290	23,255	24,001	23,544
OFFICE EQUIPMENT	37,670	10,505	27,165	40,471	28,700	38,936
COMPUTER EQUIPMENT	101,237	44,369	56,868	18,214	39,858	35,224
OTHER	606,140	131,325	474,815	581,662	268,591	787,886
DEPRECIABLES TOTAL	**3,849,197**	**814,024**	**3,035,173**	**3,602,097**	**1,575,189**	**5,062,081**
NOT DEPRECIATION ASSETS						
GROUNDS	77,279	0	77,279	83,107	0	160,386
CONSTRUCTIONS IN PROCESS	221,148	0	221,148	(6)	0	221,142
OTHER	137,366	0	137,366	23,748	0	161,114
NOT DEPRECIABLE TOTAL	**435,793**	**0**	**435,793**	**106,849**	**0**	**542,642**
TOTAL	**4,284,990**	**814,024**	**3,470,966**	**3,708,946**	**1,575,189**	**5,604,723**

NOTES

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

28/02/1999 13:01

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																

13:01 20/01/1999

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
The Chase Manhattan Bank N.A	14/01/2002	6.50	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
Crédit Agricole Indosuez	30/10/2001	6.26	0	0	0	0	0	0	0	0	0	73,354	0	0	0	0
Banco de Venezuela	25/09/2001	7.41	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
Standard-Chartered Bank	03/12/2002	2.27	0	0	0	0	0	0	0	0	0	55,015	0	0	0	0
HSBC Bank plc.	07/01/2002	6.60	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Bank plc.	07/01/2002	6.84	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Bank plc.	22/02/2002	6.52	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
RZB Finance	26/10/2001	10.39	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
Banco Nacional de México S.A	04/01/2002	5.94	0	0	0	45,846	0	0	0	0	0	0	0	0	0	0
Banco Nacional de México S.A	04/01/2002	5.94	0	0	0	89,858	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
Bancomer, S.A.	01/07/2002	6.01	0	0	0	2,952	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	21/10/2002	4.56	0	0	0	1,199	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	23/12/2002	5.95	0	0	0	3,530	1,765	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	01/01/2002	7.01	0	0	0	6,093	3,046	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
The Chase Manhattan Bank N.A	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	0	1,833,840
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	141,427	121,223	121,223	50,510	0
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	108,597	93,083	93,083	38,785	0
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	65,550	56,186	56,186	23,411	0
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	54,625	46,821	46,821	19,509	0
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	54,625	46,821	46,821	19,509	0
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	43,187	37,018	37,018	15,424	0
HSBC Issuer Services	20/09/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	14/09/2001	9.00	0	0	0	0	0	0	0	0	0	22,923	0	0	0	0
HSBC Issuer Services	07/11/2001	8.13	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	07/11/2001	8.13	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	08/10/2001	9.00	0	0	0	0	0	0	0	0	0	64,184	0	0	0	0

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HSBC Issuer Services	19/10/2001	9.00	0	0	0	0	0	0	0	0	0	36,677	0	0	0	0
HSBC Issuer Services	08/11/2001	9.00	0	0	0	0	0	0	0	0	0	27,508	0	0	0	0
HSBC Issuer Services	27/11/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	0	36,677	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	05/12/2001	9.00	0	0	0	0	0	0	0	0	0	68,769	0	0	0	0
HSBC Issuer Services	14/12/2001	9.13	0	0	0	0	0	0	0	0	0	27,508	0	0	0	0
HSBC Issuer Services	14/12/2001	10.00	0	0	0	0	0	0	0	0	0	13,754	0	0	0	0
HSBC Issuer Services	18/01/2002	10.00	0	0	0	0	0	0	0	0	0	22,923	0	0	0	0
HSBC Issuer Services	18/01/2002	10.00	0	0	0	0	0	0	0	0	0	27,508	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	0	9,169	0	0	0	0
HSBC Issuer Services	27/11/2001	10.00	0	0	0	0	0	0	0	0	0	9,169	0	0	0	0
HSBC Issuer Services	27/11/2001	10.00	0	0	0	0	0	0	0	0	0	9,169	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	0	13,754	0	0	0	0
Scotia Bank Inverlat	25/09/2005	5.35	0	0	0	48,901	82,523	128,369	88,636	0	0	0	0	0	0	0
The Chase Manhattan Bank N.A	25/09/2005	4.35	0	0	0	0	0	0	0	0	0	0	0	0	0	426,139
The Bank of Tokyo-Mitsubishi	26/02/2003	9.34	0	0	0	0	0	0	0	0	0	11,003	3,668	0	0	0
Bank of Bermuda Limited	15/12/2002	4.15	0	0	0	0	0	0	0	0	0	20,819	0	0	0	0
Bank of Bermuda Limited	15/12/2002	4.15	0	0	0	0	0	0	0	0	0	2,716	0	0	0	0
TOTAL BANKS			0	0	0	198,379	87,334	128,369	88,636	0	0	1,616,608	404,820	401,152	167,148	2,259,979

13:01 20/01/1999

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																

13:01 20/01/1999

FILE No.82-2867

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
DIVISION AUTOPARTES			0	0	0	0	0	0	0	0	0	0	0	0	0	0
NICHIMEN			0	0	0	0	0	0	0	0	0	129,846	0	0	0	0
SLATER STEELS			0	0	0	0	0	0	0	0	0	94,647	0	0	0	0
HENDRICKSON SPRING			0	0	0	0	0	0	0	0	0	78,659	0	0	0	0
DUFERCO STEEL			0	0	0	0	0	0	0	0	0	46,273	0	0	0	0
MC STEEL TRADE CENTER			0	0	0	0	0	0	0	0	0	39,122	0	0	0	0
ACEROS VILLARES			32,957	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEROS RGC			23,426	0	0	0	0	0	0	0	0	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	0	20,523	0	0	0	0
MONROE MEXICO			2,459	0	0	11,558	0	0	0	0	0	2,661	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	0	11,894	0	0	0	0
GERDAU			10,864	0	0	0	0	0	0	0	0	0	0	0	0	0
MATERIALS PROCESSING			0	0	0	0	0	0	0	0	0	10,743	0	0	0	0
PARTES DE PLASTICO			732	0	0	4,907	0	0	0	0	0	0	0	0	0	0
AUTOTRANSPORTES ORTEGA TAFOY			5,487	0	0	0	0	0	0	0	0	0	0	0	0	0
GENERAL FASTENERS			0	0	0	1,729	0	0	0	0	0	3,066	0	0	0	0
PPG INDUSTRIES DE MEXICO			1,482	0	0	3,066	0	0	0	0	0	0	0	0	0	0
R. A. BRIQUET SA DE CV			4,231	0	0	0	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO			0	0	0	4,052	0	0	0	0	0	0	0	0	0	0
JACKSON TUBE SERVICES			0	0	0	0	0	0	0	0	0	3,271	0	0	0	0
MAQUINADOS Y TROQUELADOS			2,834	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			64,053	0	0	39,134	0	0	0	0	0	31,827	0	0	0	0
DIVISION MINAS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
ATLAS COPCO MEXICANA			1,603	0	0	0	0	0	0	0	0	0	0	0	0	0
BAKER HUGHES MINING TOOLS			0	0	0	417	0	0	0	0	0	0	0	0	0	0
BORDER STEEL, INC.			0	0	0	192	0	0	0	0	0	0	0	0	0	0
DIESEL INDUSTRIAL CORPORATIO			0	0	0	298	0	0	0	0	0	0	0	0	0	0
DRILAR CO.			0	0	0	156	0	0	0	0	0	0	0	0	0	0

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
DUPONT, S.A. DE C.V.			5,201	0	0	0	0	0	0	0	0	0	0	0	0	0
ENERGETICOS DE DURANGO			1,254	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPOS EXPLOSIVOS DEL NORTE			4,525	0	0	0	0	0	0	0	0	0	0	0	0	0
FORPRODUCTS CORPORATION			0	0	0	310	0	0	0	0	0	0	0	0	0	0
FROG, SWITCH & MANUFACTURING			0	0	0	354	0	0	0	0	0	0	0	0	0	0
GENERAL PRODUCTOS COMPANY			787	0	0	0	0	0	0	0	0	0	0	0	0	0
IMPLEMENTOS MINEROS			3,656	0	0	0	0	0	0	0	0	0	0	0	0	0
MINERO DIESEL DE MEXICO, S.A			1,022	0	0	0	0	0	0	0	0	0	0	0	0	0
MINERO DIESEL SUPPLY			0	0	0	413	0	0	0	0	0	0	0	0	0	0
MOLY-COP MEXICO, S.A. DE C.V.			2,491	0	0	0	0	0	0	0	0	0	0	0	0	0
MULTILLANTAS GRIMALDI, S.A.			1,237	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONES NEUMATICAS LA PA			856	0	0	0	0	0	0	0	0	0	0	0	0	0
SEGURIDAD INDUSTRIAL DEL BAJ			859	0	0	0	0	0	0	0	0	0	0	0	0	0
REPRESENTANTES INDUSTRIALES			1,055	0	0	0	0	0	0	0	0	0	0	0	0	0
SVEDALA, S.A. DE C.V.			1,778	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			17,159	0	0	1,103	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**192,008**	**0**	**0**	**67,689**	**0**	**0**	**0**	**0**	**0**	**472,532**	**0**	**0**	**0**	**0**

13:01 20/01/1999

FILE No. 82-2867

STOCK EXCHANGE CODE: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS			143,452	0	0	343,807	5,146	5,292	2,670	2,670	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			143,452	0	0	343,807	5,146	5,292	2,670	2,670	0	0	0	0	0	0
			335,460	0	0	609,875	92,480	133,661	91,306	2,670	0	2,089,140	404,820	401,152	167,148	2,259,979

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.1692 PESOS POR DÓLAR AMERICANO

13:01 20/01/1999

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	410,655	3,844,373	0	0	3,844,373
OTHER	5,035	47,770	0	0	47,770
TOTAL	**415,690**	**3,892,143**			**3,892,143**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	189,933	1,770,073	0	0	1,770,073
INVESTMENTS	0	0	0	0	0
OTHER	109,488	1,033,574	0	0	1,033,574
TOTAL	**299,421**	**2,803,647**			**2,803,647**
NET BALANCE	**116,269**	**1,088,496**			**1,088,496**
FOREING MONETARY POSITION					
TOTAL ASSETS	**87,423**	**801,599**	**6,685**	**61,296**	**862,895**
LIABILITIES POSITION	**671,494**	**6,157,054**	**10,380**	**95,176**	**6,252,230**
SHORT TERM LIABILITIES POSITION	283,977	2,603,838	10,380	95,176	2,699,014
LONG TERM LIABILITIES POSITION	387,517	3,553,216	0	0	3,553,216
NET BALANCE	**(584,071)**	**(5,355,455)**	**(3,695)**	**(33,880)**	**(5,389,335)**

05/01/1999 13:01

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.1692 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,011,171	6,801,352	4,790,181	1	26,346
FEBRUARY	2,430,842	6,717,066	4,286,224	0	(2,572)
MARCH	2,194,254	6,936,528	4,742,274	1	29,876
APRIL	2,646,518	6,241,163	3,594,645	1	17,973
MAY	2,732,237	6,320,913	3,588,676	0	7,895
JUNE	2,655,632	6,203,542	3,547,910	0	8,160
JULY	2,390,104	6,332,903	3,942,799	0	(9,857)
AUGUST	1,935,634	6,982,651	5,047,017	1	29,777
SEPTEMBER	1,869,650	7,030,491	5,160,841	1	47,996
OCTOBER	1,982,136	6,952,833	4,970,697	0	22,368
NOVEMBER	2,006,944	6,904,889	4,897,945	0	18,122
DECEMBER	2,118,468	6,887,197	4,768,729	0	20,506
ACTUALIZATION:	0	0	0	0	4,959
CAPITALIZATION:	0	0	0	0	0
FOREIGN CORP.:	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					**221,549**

12/01/1999 13:01

NOTES

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
DIVISION MINAS		0	0
BENEFICIO "PERIHUETE" (3)	MINERA	1,100	85
BENEFICIO SAN ANTONIO (3)	MINERA	330	77
BENEFICIO SAN MARTIN (3)	MINERA	820	90
BENEFICIO LA GUITARRA (3)	MINERA	230	60
DIVISION AUTOPARTES		0	0
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,400	80
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	3,500	63
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	4,900	47
RASSINI	FABRICACION Y VENTA DE BARRAS	2,125	77
TORSION BARS (1)	DE TORSION	0	0
HENDRICKSON RASSINI (1)	FABRICACION Y VENTA DE MUELLES	900	59
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	77
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,600	85
BYPASA (1)	FABRICACION Y VENTA DE BUJES	30,000	71
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	40,600	87
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	78

14/01/1999 13:01

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES
(3) TONELADAS MOLIDAS DE ROCA DIARIAS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
DIVISION MINAS					
BOLA Y BARRAS DE MOLINO	MOLY COP MEXICO, S.A.	BOLA Y BARRAS DE M	BORDER STEEL INC.	SI	1.72
EXPLOSIVOS Y ARTIFICIOS	IMPLEMENTOS Y SERVI				4.38
	EQ. Y EXPL. NOROESTE				
BARRAS Y BROCAS DE BARR	ATLAS COPCO MEXICAN				1.50
	BAYASA				
		REFAC. Y PARTES P/S	MINERO DIESEL SUPPLY	SI	2.13
LAINAS	AMSCO MEX., S.A.	LAINAS	SVEDALA, S.A. DE C.V.	SI	1.50
COMBUSTIBLES	ENERGETICOS DE DURA				4.53
CIANURO (REACTIVO)	DUPONT, S.A. DE C.V.				7.10
LLANTAS GIGANTES	MARUBENI, S.A. DE C.V.	LLANTAS GIGANTES	MULTILLANTAS GRIMAL	SI	0.91
DIVISION AUTOPARTES					
		SOLERA	MC STEEL TRADE CENT		64.19
		SOLERA	DUFERCO		78.51
			SLATER STEEL INC.		
			NICHIMEN CANADA INC.		
			TOYOTA TSUSHO AMERI		
SOLERA	VILLARES (BRASIL)				54.87
	GERDAU (BRASIL)				
		BARRA REDONDA	STELCO INC.		60.18
		BARRA P/FABRIC. DE	JACKSON TUBE		57.43
		BARRAS DE TORSION	STELCO		
CHATARRA DE 1a. AUTOMOT			MATERIALS PROCESSIN		28.65
			IND. AUXILIAR DE FUNDI		
	VOLCLAY DE MEXICO SA				

NOTES

12/01/1999 13:01

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DIVISION AUTOPARTES							
(PZAS)MUELLES	8,101,340	2,091,205	847,213	316,927		RASSINI	ARMADORAS AUTOMO
(PZAS) BARRAS DE TORSION	1,700,738	131,360	681,784	38,052		RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES	3,029,738	144,279	1,497,335	68,975		RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS TAMBORES, ROTORES	7,346,238	771,932	4,276,302	383,681		RASSINI	ARMADORAS AUTOMO
(TONS) BRASIL	39,840	303,689	37,165	337,521		RNA	ARMADORAS AUTOMO
ORO Y PLATA (ONZAS)	5,849,040	338,888					
TOTAL		3,781,353		1,145,156			

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ORO (ONZAS)			98,040	300,328	INGLATERRA Y E.U.A.	LUISMIN	ROTHSCHILD CHASE MANHATTAN B MITSUI & CO. MORGAN STANLEY &
PLATA (ONZAS)			5,751,000	290,596	INGLATERRA Y E.U.A.	LUISMIN	ROTHSCHILD CHASE MANHATTAN B MITSUI & CO. MORGAN STANLEY &
DIVISION AUTOPARTES							
(PZAS) MUELLES			7,623,523	2,344,511	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMO
(PZAS) BARRAS DETOR			1,077,439	112,529	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES			1,576,100	94,197	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS, TAMBORES, ROTORES			2,511,391	433,121	E.U.A.	RASSINI	ARMADORAS AUTOMO
(TONS) BRASIL			2,663	29,675		RNA	ARMADORAS AUTOMO
T O T A L				3,604,957			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

12/01/1999 13:01

FILE No.82-2867

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 796,623

Number of shares Outstanding at the Date of the NFEA: 227,957,568
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
IV	0	0.00	31/12/2001	0.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
IV	0	0.00	31/12/2001	0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 831,675

Number of shares Outstanding at the Date of the NFEA: 227,957,568
(Units)

FILE No. 82-2867

STOCK EXCHANGE CO **SANLUIS** QUARTER: **1** YEAR: **1997**
RAZON SOCIAL: **SANLUIS CORPORACION , S. A. DE C. V**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	796,623
Number of shares Outstanding at the Date of the NFEA : (Units)	227,957,568

13:01

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO QUARTER: YEAR: 2001

RAZON SOCIAL: **SANLUIS CORPORACION , S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568.00
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIV
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. FRANCISCO JOSE GARZA JIMENEZ
DIRECTOR DE FINANZAS

ING. JUAN CARROLL DE LA TORRE HENSON
DIRECTOR DE FINANZAS CORPORATIVAS

MEXICO, D.F., AT FEBRUARY 27 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 . 13:01

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DO MICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
E-MAIL:	sanluis@sanluiscorp.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 13:01

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C. P. FRANCISCO GARZA JIMENEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA T
NOMBRE:	C. P. FRANCISCO GARZA JIMENEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FIN
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	RESPONSABLE DEL AREA JURIDICA
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 13:01

FAX: 5-280-3458

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. FERNANDO TODD ALVAREZ
DOMICILIO: FRANCISCO PETRARCA 133 DESPACHO 401
COLONIA: CHAPULTEPEC MORALES
C. POSTAL: 11570
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5203-6333
FAX: 5203-6006

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE: LIC. HECTOR AMADOR ADAM
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

PUESTO BMV:
PUESTO:
NOMBRE: C.P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

PUESTO BMV:
PUESTO:
NOMBRE: C.P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220, PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

FILE No. 82-2867

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

01/01/1999 13:01

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.